

Affiniti Ventures, Inc. (d/b/a Noble Mobile)
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Affiniti Ventures, Inc. Management

We have reviewed the accompanying financial statements of Affiniti Ventures, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

May 5, 2026

AFFINITI VENTURES, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	6,731,385	2,647,742
Accounts Receivable		98	152
Prepaid Expenses		287,786	17,448
Inventory		4,797	-
R&D Tax Credit Receivable		129,808	-
Other Current Assets		3,838	-
Total Current Assets		7,157,711	2,665,342
Non-Current Assets:			
Deferred Tax Asset	$	1,367,229	-
Intangible Assets, net		8,927	370
Lease ROU Asset		31,805	9,942
Total Non-Current Assets		1,407,960	10,312
TOTAL ASSETS	$	8,565,672	2,675,655
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	192,187	27,220
Deferred Revenue		25,830	-
Lease Liabilities - Short Term		36,805	9,942
Other Current Liabilities		42,167	3,639
Total Current Liabilities	$	296,988	40,802
TOTAL LIABILITIES		296,988	40,802
EQUITY			
Common Stock	$	141	31
Preferred Stock: FF Preferred		-	10
Preferred Stock: Super Voting Preferred		-	90
Preferred Stock: Series Seed Preferred		213	-
Additional Paid-in Capital		10,484,501	464
SAFE Notes		325,000	3,300,450
Accumulated Deficit		(2,541,172)	(666,192)
TOTAL EQUITY	$	8,268,683	2,634,853
TOTAL LIABILITIES AND EQUITY	$	8,565,672	2,675,655

See Accompanying Notes to these Unaudited Financial Statements

AFFINITI VENTURES, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Service Revenue	$	125,481	-
Merchandise Revenue		1,892	-
COGS		(19,089)	-
Gross Profit	$	108,284	-
Operating Expenses			
Advertising and Marketing	$	1,315,179	-
General and Administrative		1,974,617	587,811
Professional Fees		201,073	60,315
Licenses and Permits		126,275	4,718
Operating Lease Expense		74,000	20,000
Amortization		26	20
Total Operating Expenses		**3,691,170**	**672,864**
Total Loss from Operations	$	**(3,582,886)**	**(672,864)**
Other Income (Expense)			
Income Tax Benefit	$	1,367,229	-
Interest Income		210,999	6,672
R&D Tax Credit Income		129,808	-
Interest Expense		(130)	-
Total Other Income (Expense)		**1,707,906**	**6,672**
Net Income (Loss)	$	**(1,874,981)**	**(666,192)**

See Accompanying Notes to these Unaudited Financial Statements

AFFINITI VENTURES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		FF Preferred Stock		Super Voting Preferred Stock		Series Seed Preferred		APIC	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at inception (4/15/24)	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Common Stock	3,108,203	31	-	-	-	-	-	-	464	-	-	495
Issuance of Preferred Stock	-	-	1,000,000	10	9,000,000	90	-	-	-	-	-	100
Issuance of SAFE Notes	-	-	-	-	-	-	-	-	-	3,300,450	-	3,300,450
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(666,192)	(666,192)
Ending balance at 12/31/24	3,108,203	31	1,000,000	10	9,000,000	90	-	-	464	3,300,450	(666,192)	2,634,853
Issuance of Common Stock	986,880	10	-	-	-	-	-	-	-	-	-	10
Issuance of Preferred Stock	-	-	-	-	-	-	21,304,333	213	10,484,038	-	-	10,484,251
Conversion of Preferred to Common Stock	10,000,000	100	(1,000,000)	(10)	(9,000,000)	(90)	-	-	-	-	-	-
Conversion of SAFEs to Series Seed Preferred Stock	-	-	-	-	-	-	-	-	-	(2,975,450)	-	(2,975,450)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(1,874,981)	(1,874,981)
Ending balance at 12/31/25	14,095,083	141	-	-	-	-	21,304,333	213	10,484,501	325,000	(2,541,172)	8,268,683

See Accompanying Notes to these Unaudited Financial Statements

AFFINITI VENTURES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,874,981)	(666,192)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization		26	20
Stock based compensation		22,476	-
Deferred Tax Benefit		(1,367,229)	-
R&D Tax Credit		(129,808)	-
Changes in operating assets and liabilities:			
Accounts Receivable		54	(152)
Prepaid Expenses		(270,337)	(17,448)
Inventory		(4,797)	-
Other Current Assets		(3,838)	-
Lease ROU Asset		(21,862)	(9,942)
Accounts Payable		164,967	27,220
Deferred Revenue		25,830	-
Lease Liabilities - Short Term		26,862	9,942
Other Current Liabilities		38,528	3,639
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(1,519,128)	13,279
Net Cash provided by (used in) Operating Activities	$	(3,394,109)	(652,913)
INVESTING ACTIVITIES			
Intangible Assets, net	$	(8,583)	(390)
Net Cash provided by (used in) Investing Activities	$	(8,583)	(390)
FINANCING ACTIVITIES			
Common Stock	$	110	31
Preferred Stock: FF Preferred		(10)	10
Preferred Stock: Super Voting Preferred		(90)	90
Preferred Stock: Series Seed Preferred		213	-
Additional Paid-in Capital		10,461,562	464
SAFE Notes		(2,975,450)	3,300,450
Net Cash provided by (used in) Financing Activities	$	7,486,335	3,301,045
Cash at the beginning of period		2,647,742	-
Net Cash increase (decrease) for period	$	4,083,643	2,647,742
Cash at end of period	$	6,731,385	2,647,742

Supplemental Disclosures of Cash Flow Information:

Cash paid (received) during the year for:

Interest		130	-

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
In 2025, the Company incurred $22,476 in stock based compensation expenses.

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Affiniti Ventures, Inc. (the "Company"), doing business as Noble Mobile, is a Delaware corporation incorporated on April 15th, 2024. The Company is headquartered in New York City, New York. The Company plans to earn revenue by reselling branded smartphone service plans in the United States using wholesale network access from T-Mobile, generating recurring monthly service fees from subscribers. The Company's customers will be located in the United States.

The Company plans to launch a Regulation CF crowdfunding campaign in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Affiniti Ventures, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025, and December 31st, 2024

_____

There were no material items that were measured at fair value as of December 31, 2025, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,731,385 and $2,647,742 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at the amount expected to be collected. The Company does not maintain an allowance for doubtful accounts. Management has elected to use the direct write-off method to recognize bad debt expense, under which specific receivables are written off in the period they are deemed uncollectible. No bad debts were written off during the period presented.

Management believes that accounts receivable outstanding at December 31, 2025, and December 31, 2024, are receivable and collectible.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 and 2024 consisted of finished goods totaling $4,797 and $0, respectively.

Intangible Assets

The Company's intangible assets consist of both finite-lived and indefinite-lived assets, including domain names and a trademark, accounted for in accordance with ASC 350-30, which provides guidance on the recognition, amortization, and impairment of intangible assets other than goodwill. Domain names are amortized on a straight-line basis over their estimated useful life of 15 years, while the trademark is considered an indefinite-lived intangible asset and is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Property Type	Useful Life in Years	2025	2024
Domain Names	15	390	390
Trademark	Indefinite	8,583	-
Less: Accumulated Amortization		(46)	(20)
Totals		**8,927**	**370**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

_____

The Company generates revenue from a mobile phone plan that provides members with unlimited talk, text, and data on the T-Mobile network for a fixed monthly fee per line and offers monthly cash-back of up to a specified amount when usage is below a stated data threshold. Revenue from this service is recognized over the monthly billing period as the related network services are provided, which is the period over which the Company satisfies its performance obligation. Payments are generally collected at the time of service or upon initiation of service, and activation occurs immediately.

The Company also generates revenue from the sale of Noble Mobile merchandise through its website. Revenue from merchandise sales is recognized at the point in time when control of the goods transfers to the customer, which is generally upon shipment, and the Company's performance obligation is to ship merchandise ordered by members in a timely manner. Payments are generally collected at the time of service or upon initiation of service; activation of the customer account is immediate. The Company deferred no revenue for the years ended December 31, 2025, and 2024, respectively.

During the years ended December 31, 2025 and 2024, the Company deferred certain amounts related to advance billings and unredeemed Noble Cash credits. As of December 31, 2025 and 2024, the Company recorded deferred revenue of $25,830 and $0, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses include payroll and related costs for employees and contractors supporting corporate functions such as accounting, payroll, contractors, finance, tax, legal, business development, and other general corporate activities.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value; therefore, management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock, and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense was $22,476 and $0 as of December 31, 2025 and 2024, respectively.

_____

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares at inception, April 15, 2024	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2024	-	-
Granted	1,883,067	0.1
Vested	(224,758)	0.1
Forfeited	(156,922)	0.1
Nonvested shares, December 31, 2025	1,501,387	0.1

Warrants – The Company accounts for stock warrants as equity instruments or as liabilities, including derivative liabilities, in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), based on the specific terms of each warrant agreement. The Company's warrants do not contain cash settlement features, down-round protection, or other provisions that would preclude equity classification under ASC 480 and related guidance; accordingly, the Company classifies these warrants in equity. In 2025, 389,233 warrants were issued and exercised, and management considers the related equity-based compensation expense for the years ended December 31, 2025 and 2024 to be negligible.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025, and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2025	2024
Amortization	195	85
Net Operating Loss Carryforwards	1,363,508	228,850
Other Temporary Differences	3,526	-
Gross Deferred Tax Asset	**1,367,229**	**228,934**
Less: Valuation Allowance	-	(228,934)
Net Deferred Tax Asset	**1,367,229**	-

_____

As of December 31, 2024, the Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

As of December 31, 2025, the Company has recorded no valuation allowance related to certain state net operating loss carryforwards it expects to realize prior to expiration. Based on positive operating results and projected future profitability, management believes it is more likely than not that the deferred tax assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025, and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $11,847,859 and $1,972,769, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2045. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	1,367,229	228,934
Valuation allowance	-	(228,934)
Income tax benefit	**1,367,229**	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Income taxes paid	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	818,418	21.00%	(139,900)	21.00%
State taxes, net of federal benefit	548,811	16.93%	(89,216)	13.39%
Permanent differences	-	0.00%	182	-0.03%
Change in Valuation Allowance	-	0.00%	228,934	-34.36%
Total Income Tax Benefit	**1,367,229**	**37.93%**	-	**0.00%**

_____

Explanation of Significant Reconciling Items:

For 2024, the Company's income tax benefit at the federal statutory rate was fully offset by an increase in the valuation allowance due to cumulative losses and lack of sufficient positive evidence. For 2025, the Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and the release of the valuation allowance on certain deferred tax assets.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes, the impact of certain nondeductible expenses, and a partial valuation allowance associated with certain state NOL carryforwards.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2025, and December 31, 2024. Income tax returns for years ending December 31, 2025 and 2024 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company occupies office space at 262 West 38th Street under a lease that was originally executed by Humanity Forward Productions, LLC ("HF"), an entity under common control with the Company. Humanity Forward Productions, LLC ("HF") is the legal tenant under an office lease for space at 262 West 38th Street, New York, NY. Affiniti Ventures, Inc. ("Affiniti") is under common control with HF and occupies the leased space, remitting rent directly to the landlord during the periods presented. Effective March 25, 2025, a First Amendment to the lease acknowledged Affiniti as the successor-in-interest to HF.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Humanity Forward Productions, LLC ("HF") is the legal tenant under an office lease for space at 262 West 38th Street, New York, NY. Zach Graumann and Andrew Yang hold key leadership and legal roles in connection with HF. Affiniti Ventures Inc. ("Affiniti") is under common control with HF and occupies the leased space, remitting rent directly to the landlord during the periods presented. Effective March 25, 2025, a First Amendment to the lease acknowledged Affiniti as the successor-in-interest to HF. The lease terms may not be comparable to those that would result from an arm's-length transaction. See Note 3.

Affiniti Ventures, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025, and December 31st, 2024

_____

Effective September 16, 2025, a Second Amendment to the lease expanded Affiniti Ventures Inc.'s leased premises and confirmed that the lease term continues through April 30, 2026 under the existing terms.

FASB ASC 842 Footnote

	Year Ending
Lease expense	2025-12
Operating lease expense	74,000
Total	74,000

Other Information

(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	62,750
ROU assets obtained in exchange for new operating lease liabilities	87,726
Weighted-average remaining lease term in years for operating leases	0.33
Weighted-average discount rate for operating leases	4.25%

Maturity Analysis	Operating
2026	37,000
Thereafter	-
Total undiscounted cash flows	37,000
Less: present value discount	(195)
Total lease liabilities	36,805

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2025, the Company had no long-term liabilities.

NOTE 6 – EQUITY

Prior to April 14, 2025, the Company was authorized to issue 25,000,000 shares of capital stock, par value $0.00001 per share, consisting of 15,000,000 shares of Common Stock, 9,000,000 shares of Super Voting Preferred Stock, and 1,000,000 shares of FF Preferred Stock. As of December 31, 2024, 3,108,203 shares of common stock, 9,000,000 shares of Super Voting Preferred Stock, and 1,000,000 shares of FF Preferred Stock were issued and outstanding.

On April 14, 2025, the Company amended and restated its certificate of incorporation to increase its authorized capital stock to 61,866,508 shares, par value $0.00001 per share, consisting of 40,869,463 shares of common stock and 20,997,045 shares of Series Seed Preferred Stock. In connection with that amendment, all 9,000,000 shares of Super Voting Preferred Stock and all 1,000,000 shares of FF Preferred Stock were converted into common stock. As of December 31, 2025, the Company had 14,095,083 shares of common stock and 21,304,333 shares of Series Seed Preferred Stock issued and outstanding.

_____

<u>Common Stock</u>

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the board of directors.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, after payment in full of all liquidation preferences, if any, to the holders of preferred stock, the remaining assets legally available for distribution will be distributed ratably among the holders of common stock in proportion to the number of shares of common stock held.

<u>Series Seed Preferred Stock (Current)</u>

Voting: One vote per share (equivalent to the number of common shares).

Dividends: Holders of Series Seed Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, prior and in preference to any dividends on common stock (other than dividends payable solely in additional shares of common stock). For any dividend or distribution on other classes or series of capital stock, the holders of Series Seed Preferred Stock are entitled to receive a dividend at least equal to the amount they would receive if all shares of Series Seed Preferred Stock were converted into common stock immediately prior to the record date.

Redemption: Other than the redemption rights that may be triggered in connection with certain Deemed Liquidation Events, the Series Seed Preferred Stock is not redeemable at the option of the holders or the Company.

Conversion: Each share of Series Seed Preferred Stock is convertible, at the option of the holder at any time, into such number of shares of common stock as is determined by dividing the original issue price by the then-applicable conversion price, subject to customary anti-dilution adjustments for stock splits, stock dividends and certain issuances of additional shares. All outstanding shares of Preferred Stock will automatically convert into common stock upon the occurrence of certain events, including a qualified IPO or other specified triggering events approved by the requisite holders, at the then-effective conversion rate.

<u>Simple Agreements for Future Equity (SAFE)</u>

During the years ending December 31, 2025, and 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre- or post-money valuation cap. The total amounts of the SAFES are $325,000 and $3,300,450 as of December 31, 2025, and December 31, 2024. The valuation caps of the agreements entered were $12.5M - $31.5M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 5, 2026, the date these financial statements were available to be issued.

Subsequent to year end, the Company entered into discussions with T-Mobile to amend certain commercial terms under an existing long-term service arrangement. The discussions include a potential adjustment to future unit pricing, minimum usage and purchase commitments, and an extension of the contractual term, as well as the resolution of a minimum service-usage payment due in the next fiscal year. Management is currently negotiating

Affiniti Ventures, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025, and December 31st, 2024

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these terms, and the proposal remains non-binding and subject to final agreement; accordingly, the ultimate impact on the Company's future operating results and purchase commitments cannot be reasonably estimated at this time.